Exhibit 1.01

Conflict Minerals Report of Sturm, Ruger & Company, Inc.

This is the Conflict Minerals Report of Sturm, Ruger & Company, Inc. (“Ruger”) for calendar year 2014 (“Reporting Period”) in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934. Rule 13p-1 and Form SD require the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “Conflict Minerals” (as defined below) are present in the products and necessary to the functionality of such products. “Conflict Minerals” are defined as cassiterite, wolframite, columbite-tantalite, gold and their derivatives, which are tin, tungsten and tantalum (“3TG”) mined in the Democratic Republic of the Congo and in the adjoining countries (“Covered Countries”).

This report has been prepared by management of Ruger. The information includes the activities of all divisions, which we are required to consolidate. Ruger is one of the nation’s leading manufacturers of rugged, reliable firearms for the commercial sporting market. The only full-line manufacturer of American-made firearms, Ruger offers consumers over 400 variations of more than 30 product lines. For more than 60 years, Ruger has been a model of corporate and community responsibility. Our motto, “Arms Makers for Responsible Citizens,” echoes the importance of these principles as we work hard to deliver quality and innovative firearms. Ruger has been in business since 1949 and was incorporated in its present form under the laws of the State of Delaware in 1969. Ruger’s principal executive office is located in Southport, CT, and its manufacturing facilities are located in Mayodan, NC, Newport, NH, and Prescott, AZ.

In accordance with Rule 13p-1, Ruger conducted a Reasonable Country of Origin Inquiry (“RCOI”) for 3TG contained within its products, and conducted due diligence to determine the Conflict Minerals status of the necessary parts and raw materials used in its firearms manufacturing business. Ruger’s RCOI and due diligence processes and efforts were developed in accordance with the 2nd edition of The Organization for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”), an internationally recognized due diligence framework. Ruger designed its due diligence process to conform in all material respects with the OECD Guidance framework.

RCOI/Due Diligence Process

Ruger conducted a good faith RCOI relating to 3TG contained within its products. This good faith RCOI was designed to determine whether any 3TG used in Ruger products originate in the Covered Countries and/or whether any 3TG contained within Ruger products comes from recycled or scrap sources.

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As a company in the firearms manufacturing business, Ruger is several levels removed from the actual mining of 3TG. As a result, Ruger relies upon its direct suppliers and publicly available data about them to obtain information regarding the origin of any 3TG that is contained within Ruger’s products, including where possible, the smelters of the 3TG. Similarly, many of Ruger’s suppliers depend on their suppliers for this information. Ruger’s response is limited by its ability to obtain accurate information regarding the source of 3TG from its suppliers. Ruger does not purchase raw ore or unrefined 3TG and makes no purchases in the Covered Countries.

As the first step in the good faith RCOI, Ruger worked to identify suppliers which were potentially providing materials and components that contain 3TG. This list was refined during 2014, and Ruger sent letters to each identified supplier that: (i) described the reporting obligations imposed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act; and (ii) requested information regarding the presence and sourcing of 3TG used in the materials and components supplied to the Company during the Reporting Period. Suppliers were asked to provide this information through the use of the most recent EICC/GeSI Conflict Minerals Reporting Template.

Ruger developed an escalation process for suppliers who were non-responsive to the initial request, or who provided responses which were unclear. Ruger engaged further with certain suppliers relating to their responses to ensure that the request was understood and complied with. Ruger then compared the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as Conflict Free by programs such as the EICC/GeSI Conflict Free Smelter program for 3TG.

Conflict Minerals Disclosure

In order to manage the scope of the task, Ruger relies upon its suppliers to provide information on the origin of any 3TG contained in the parts or raw materials supplied to the Company. Based upon these responses, Ruger has determined that 69.0% of its suppliers are DRC Conflict Free, and 21.1% are DRC conflict undeterminable (because the suppliers were unable to confirm to Ruger the ultimate source of the 3TG). 9.9% of Ruger’s suppliers did not respond to Ruger’s request. No supplier identified parts or raw materials supplied to Ruger as originating in the Covered Counties. Therefore, Ruger has determined in good faith that for calendar year 2014, the substantial majority of its 3TG used in its product is “DRC Conflict Free,” and a relatively small portion remains “DRC conflict undeterminable.” The DRC conflict undeterminable 3TG is located in the metal components of Ruger’s firearm products, which are manufactured in its three manufacturing facilities. Ruger makes this determination due to a lack of information from some of its suppliers for certain parts and raw materials used in the production of

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firearms to conclude whether the parts and raw materials contain 3TG, or whether the necessary Conflict Minerals originated in the Covered Countries.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.

Ruger does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of entities that provide our supply chain with 3TG. For the purposes of the reasonable country of origin inquiry, Ruger continued to receive supply chain responses through May 20, 2015. In the next compliance period, Ruger intends to obtain full reporting compliance from its suppliers and implement steps to gather additional information during its due diligence to identify parts and raw materials that contain any Conflict Minerals.

The Company may, from time to time, make forward-looking statements and projections concerning future expectations. Such statements are based on current expectations and are subject to certain qualifying risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the date such forward-looking statements are made or to reflect the occurrence of subsequent unanticipated events.

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